                                                                     EXHIBIT 12


                     GENERAL ELECTRIC CAPITAL CORPORATION
                          AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock
                                   Dividends


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

                                                Six Months              Years ended December 31,
                                                Ended June 29,    ----------------------------------------
                                                    1996           1995      1994       1993       1992     1991
(Dollar amounts in millions)                    --------------    -------   -------    --------   ------   --------
Net earnings............................        $ 1,232          $ 2,261   $ 1,918     $ 1,478    $ 1,251  $ 1,125
Provision for income taxes..............            556            1,071       896         664        415      362
Minority interest.......................             42               81       109         114         14       (7)
                                                 ------          -------   -------     -------     ------  --------

Earnings before income taxes
  and minority interest................            1,830           3,413     2,923       2,256      1,680    1,480
                                                 -------         -------   -------     -------     ------  --------

Fixed charges:
  Interest.............................            3,420           6,520     4,464       3,503      3,713    4,280
  One-third of rentals.................               82             170       153         138         90       34
                                                 -------         -------   -------     -------     ------  -------
Total fixed charges....................            3,502           6,690     4,617       3,641      3,803    4,314
                                                 -------         -------   -------     -------     ------  -------

Less interest capitalized,
  net of amortization..................               15              21         9           4          6        7
                                                 -------         -------   -------     -------     ------  -------

Earnings before income taxes
  and minority interest plus
  fixed charges........................          $ 5,317        $ 10,082   $ 7,531     $ 5,893    $ 5,477  $ 5,787
                                                 =======         =======   =======     =======     ======  =======

Preferred stock dividend
  requirements.........................          $    38        $     57   $    30     $   22     $    26  $    41
Ratio of earnings before
  provision for income taxes
  to net earnings......................          $  1.45            1.47      1.47       1.45        1.34     1.32
                                                 -------         -------   -------     -------     ------  -------

Preferred stock dividend
  factor on pre-tax basis..............               55              84        44         32          35       54
Fixed charges                                      3,502           6,690     4,617      3,641       3,803    4,314
                                                 -------         -------   -------     -------     ------  -------

Total fixed charges and
  preferred stock dividend
  requirements.........................          $ 3,557        $  6,774   $ 4,661     $3,673     $ 3,838  $ 4,368
                                                 =======         =======   =======    =======     =======  ========

Ratio of earnings to combined
  fixed charges and preferred
  stock dividends......................             1.50            1.49      1.62       1.60        1.43     1.32
                                                 =======         =======   =======     =======     ======  =======
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